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                               March 30, 2021

       Tao Ling
       Chief Executive Officer
       Ostin Technology Group Co., Ltd.
       Building 2, 101/201 1 Kechuang Road
       Qixia District, Nanjing
       Jiangsu Province, China 210046

                                                        Re: Ostin Technology
Group Co., Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed March 5, 2021
                                                            File No. 333-253959

       Dear Mr. Ling:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed March 5, 2021

       Exhibit 23.1, page i

   1. Please revise to include a consent from your auditor that correctly indicates that its report dated March 5, 2021
covers the consolidated financial statements of Ostin Technology
                                                        Group Co., Ltd, as of
September 30, 2020 and 2019 and for each of the two years ended
                                                        September 30, 2020. In
addition, have your auditor consent to the reference to the
                                                        firm under the caption
  Experts    in the filing.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tao Ling
Ostin Technology Group Co., Ltd.
March 30, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameTao Ling                                 Sincerely,
Comapany NameOstin Technology Group Co., Ltd.
                                                           Division of
Corporation Finance
March 30, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName